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                             November 5, 2021

       Kohei Takeuchi
       Chief Financial Officer
       Honda Motor Co., Ltd.
       No. 1-1, 2-chome, Minami-Aoyama
       Minato-ku, Tokyo 107-8556
       Japan

                                                        Re: Honda Motor Co.,
Ltd.
                                                            Form 20-F for the
Fiscal Year ended March 31, 2021
                                                            Response Dated
October 26, 2021
                                                            File No. 001-07628

       Dear Mr. Takeuchi:

              We have reviewed your October 26, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2021, letter.

       Form 20-F for the Fiscal Year Ended March 31, 2021

       Item 4
       Information on the Company, page 8

   1. We note your response to prior comment 2, and reissue our comment. You state that historical amounts of
capital expenditures for climate-related projects have not been material. Please expand
your discussion to tell us about your capital expenditures relating to climate-related
projects and provide us with your materiality analysis. In addition, please provide us with
your materiality analysis regarding future capital expenditures relating to
climate-related projects in the development or planning stages.
 Kohei Takeuchi
FirstName LastNameKohei  Takeuchi
Honda Motor  Co., Ltd.
Comapany 5,
November  NameHonda
             2021      Motor Co., Ltd.
November
Page 2    5, 2021 Page 2
FirstName LastName
2. Your response to prior comment 3 indicates that you have not experienced any material weather-related damages or other impacts to your property or operations. Please provide information in support of your conclusions, and in response to the other elements of our prior comment. Describe the weather-related damages or other impacts you have experienced and the effect on your business, financial condition, and results of operations. Explain how you analyzed materiality and, to the extent you quantified amounts related to the physical effects of climate change, please provide us with your quantification analysis. In addition, tell us about any weather-related impacts on the cost or availability of insurance.
3. Your response to prior comment 4, which states that you are not currently subject to any material climate change-related litigation, appears to be conclusory without providing sufficient detail. Please provide additional support for your conclusion, describing the litigation you considered and providing an analysis of materiality. In addition, tell us how you considered providing disclosure specifically addressing the possibility of climate change-related litigation and its potential impact.
4. Your response to prior comment 5 advises that compliance costs relating to climate change form one portion of your overall compliance and other costs, and that you believe such costs are not individually material in the context of your overall consolidated operating expenses. Please provide additional support regarding your compliance costs relating to climate change, including quantification and your materiality analysis. With respect to your statement that it is "not feasible to specify with a reasonable amount of precision the amount of these costs," please describe how you are analyzing these costs and what factors are contributing to imprecision.
5. We note from your response to prior comment 6 that you may engage in the purchase or sale of carbon credits or offsets from time to time, but do not consider these transactions material to your business, financial condition, or results of operations. To support this statement, please quantify the amounts relating to these transactions. Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at
202-551-7844 with
any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Rikako Suzuki